Exhibit 99.76

Elemental Altus Notes Regulatory Approval for Expansion at Cornerstone Karlawinda Royalty

Vancouver, British Columbia--(Newsfile Corp. - July 29, 2025) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") is pleased to acknowledge the receipt of regulatory approval by Capricorn Metals Limited (ASX: CMM) ("Capricorn") for the full development of the Karlawinda Expansion Project in Western Australia. The expansion is expected to increase annual gold production by approximately 25% to 150,000 ounces per annum. Elemental Altus holds an uncapped 2% net smelter return (NSR) royalty.

Highlights

•	On completion of the expansion in 2026, Elemental Altus to benefit from approximately 25% higher production at its cornerstone Karlawinda royalty at no cost

•	Capricorn Metals has received formal approval for development of the Karlawinda Expansion Project from the Western Australian Department of Energy, Mines, Industry Regulation and Safety ("DEMIRS")

•	Capricorn plans to increase mill throughput at Karlawinda from 4Mtpa to 6.5Mtpa, lifting gold production to approximately 150,000 ounces per year

•	Construction of the 164-room camp expansion largely complete and early clearing and earthworks associated with the expansion have commenced

•	The expansion plans include additional open pits, new crushing and ball mill circuits, and additional infrastructure upgrades

Frederick Bell, CEO of Elemental Altus, commented:

"It is exciting to see DEMIRS approval of the Karlawinda Expansion Project, which is a key derisking step and enables an expedited start to construction. Karlawinda is a high-margin, long-life operation, and a cornerstone asset in the Elemental Altus royalty portfolio. The Company is excited to followthe progress of Capricorn as they continue to add value at Karlawinda at no cost to Elemental Altus."

Karlawinda Expansion

The Karlawinda Expansion Project includes expanded mining activities of the existing Bibra pit, as well as further development at the Southern Corridor and Berwick open pits. Capricorn have approved the construction of a second tailings storage facility, as well as a parallel crushing and milling circuit designed to replicate the existing plant. The parallel processing stream offers the flexibility while maximising the use of existing infrastructure downstream of the CIL tanks. The average annual gold production from the expanded KGP is expected to increase around 25% from current levels to the order of 150,000 ounces.

Procurement, engineering and early site works are already underway and are expected to be completed over a 12-month development timeline. An optimised project schedule and updated construction and development capital cost estimate are expected to be completed early in Q4, with procurement and early site works commencing in the meantime.

The expansion announcement in October 2024 followed a previously announced 15% increase to the Mineral Reserves to 1,428 thousand ounces of gold contained in 57.7 Mt with a grade of 0.8 g/t Au. This equates to a 27% increase to the Mineral Reserves after accounting for mining depletion up to July 2024. All Karlawinda Mineral Reserves are categorised as Probable Reserves. Indicated Resources were increased to 1,965 thousand ounces of gold in 85.0 Mt with a grade of 0.7 g/t Au. Inferred Resources include a further 287 thousand ounces of gold in 13.6 Mt with a grade of 0.7 g/t Au1.

Frederick Bell

CEO

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1) "KGP Ore Reserve increases to 1.43 Million Ounces- Expansion Study Underway", dated August 1, 2024, at https://capmetals.com.au/

Cautionary note regarding forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, "forward-looking statements"), concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and mineral resources; the realization of Mineral Reserve estimates; the Company's growth prospects; the Company's estimated 2025 revenues; and the timing and amount of estimated future production. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans," "expects" or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate," "believes," "projects" or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will be taken," "occur" or "be achieved." Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, the impact of the current COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward- looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company's Annual Information Form dated April 29, 2024, filed under the Company's profile on SEDAR (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/260485